Exhibit 99.4

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in Registration Statements (No. 333-277987, 333-277987-01, 333-277987-02, 333-277987-03, 333-277987-04, 333-277987-05 and 333-272962) on Form F-3 of Brookfield Renewable Partners L.P. of our report dated January 8, 2025, relating to the financial statements of Neoen SA appearing in this Current Report on Form 6-K dated March 6, 2025.

/s/ Deloitte & Associés

Paris La Défense, France

March 6, 2025